================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                   FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 April 07, 2005

                                  ------------

                                 AKZO NOBEL N.V.
                (Translation of registrant's name into English)

                76, Velperweg, 6824 BM  Arnhem, the Netherlands
                   (Address of principal executive offices)

                                   0 - 017444
                            (Commission file number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

================================================================================

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

                                 Akzo Nobel N.V.

Name     :  F.H. Hensel                   Name     :  J.J.M. Derckx
Title    :  Senior Vice President         Title    :  Director Corporate Control
            Finance

Dated    :  April 07, 2005

IFRS-based reporting for 2004

Presentation of financial information for 2004 in accordance with International Financial Reporting Standards

Introduction
Up to December 31, 2004, Akzo Nobel published its financial statements under Generally Accepted Accounting Principles in the Netherlands (NL GAAP). From 2005 onwards, the Company will issue its consolidated financial statements in accordance with International Accounting Standards (IAS), International Financial Reporting Standards (IFRS)*, and Interpretations. This change applies to all financial reporting for accounting periods beginning on or after January 1, 2005. Akzo Nobel's first IFRS results will be those for the first quarter of 2005, and the Company's first Annual Report under IFRS will be that for 2005. As the Company publishes comparative information for one year in its Annual Report, the transition date to IFRS will be January 1, 2004.

The report "IFRS based reporting Q-1 - Q-3 2004" was published on December 14, 2004. Compared to this report, an adjustment was made to the IFRS-based balance sheets, namely an increase in deferred tax assets and shareholders' equity of EUR 17 million. The benefits receivable under the U.S. Medicare Prescription Drug, Improvement and Modernization Act of 2003 are tax free, whereas in the earlier report it was assumed that they would be taxable. This has no impact on the results for the quarters of 2004. The information originally included in the report "IFRS based reporting Q-1 - Q-3 2004" has been adjusted accordingly and is now included in this report, so that it provides full and up-to-date information on the impact of IFRS on all quarters and for the year 2004.

IFRS impact - net income up; shareholders' equity down; funds balance unchanged This report gives a detailed overview of the consequences for the Company of accounting under IFRS. In summary, the impact of IFRS on the Company's accounts is an increase in net income for 2004 of EUR 89 million, but a decline in shareholders' equity, at December 31, 2004, of EUR 410 million. This is mainly attributable to the differences in the method of accounting under IFRS for pensions and other postretirement benefits, the recognition of deferred taxes on intercompany profit, the recognition of the payment received from Pfizer for the asenapine cooperation, and the recognition of goodwill. For the most part, the changed accounting is a matter of timing of the recognition of assets, liabilities, and related results. Consequently, volatility of earnings under IFRS could increase in the future. However, there is no impact on the underlying cash flows of the businesses. We currently do not expect that the changed accounting will have a significant impact on our dividend payments.

* References to IFRS in this document relate to International Accounting Standards and International Financial Reporting Standards.

IFRS-based reporting for 2004

Presentation of IFRS-based information

The purpose of this report is to provide information on the expected impact of the adoption of IFRS on the Company's reported performance and financial position. It consists of the following:

- changes in accounting principles compared to NL GAAP, due to the adoption of IFRS
- reconciliation of shareholders' equity at January 1, 2004
- breakdown of IFRS shareholders' equity at January 1, 2004
- IFRS-based balance sheet and segment reporting at January 1, 2004
- reconciliation of full year 2004 net income
- IFRS-based statements of income for the quarters and year 2004
- IFRS-based segment reporting for the quarters and year 2004
- reconciliation of shareholders' equity at December 31, 2004
- breakdown of IFRS shareholders' equity at December 31, 2004
- IFRS-based balance sheet and segment reporting at December 31, 2004
- IFRS-based statement of changes in shareholders' equity for the full year 2004
- IFRS-based statement of cash flows for the full year 2004

The figures in this report have been prepared on the basis of the standards expected to be applicable to the Annual Report on 2005. However, IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the IASB. IFRS could therefore be subject to change. As a consequence, these figures and the discussion in this report should be treated with appropriate caution as they may need to be revised in light of such changes. This report is indicative of the Company's future results and, for the reasons noted above, may not be representative of the impact of IFRS on the Company's results of operations or financial condition for fiscal year 2005, or any future period. We will update this information for any changes in standards or interpretation as and when these changes are made. The figures in this report are unaudited.

Changes in accounting principles due to the adoption of IFRS
Certain standards included in IFRS had already been incorporated in NL GAAP. This concerns, inter alia, accounting for intangible assets other than goodwill, which also includes accounting for development costs. As there are no differences, this has not resulted in any changes in accounting principles.

For those standards not included in NL GAAP, we have adjusted our accounting principles as described below. For accounting principles which we do not expect to change, we refer to our Annual Report 2004, pages 80 to 83.

Employee benefits

Pensions and other postretirement benefits
Until December 31, 2004, the Company accounted for pensions and other postretirement benefits in accordance with SFAS 87 and SFAS 106.

For the implementation of IAS 19 Employee Benefits in respect of pensions and other postretirement benefits, the Company has to recognize the funded status, at January 1, 2004, of the projected benefit obligation (PBO) in so far as this is not covered by provisions or prepaid pension assets in the NL GAAP balance sheet. Any unvested portion of past service cost at that date is to be excluded.

IFRS-based reporting for 2004


On January 1, 2004, the Company had a significant deficit for its pension and other postretirement benefit plans. The deficit in excess of provisions and prepaid pension assets in the NL GAAP balance sheet has been charged against shareholders' equity in the IFRS opening balance sheet at January 1, 2004. This concerns an amount of EUR 1,342 million after taxes. At December 31, 2004, this amount was EUR 1,232 million after taxes.

In the NL GAAP balance sheet, the Company has also recognized a so-called minimum pension liability for the deficit determined on the accumulated benefit obligation (ABO) level, as required under SFAS 87. This consists of an after-tax charge against shareholders' equity (January 1, 2004: EUR 824 million; December 31, 2004: EUR 759 million) and recognition of an intangible asset (January 1, 2004: EUR 165 million; December 31, 2004: EUR 137 million). As these are not allowed under IAS 19, the minimum pension liability-related entries have been reversed, partly offsetting the aforementioned recognition of the deficits on a PBO basis.

The consequences of the U.S. Medicare Prescription Drug, Improvement and Modernization Act of 2003 have also been taken into account in the IFRS opening balance sheet. This has resulted in the recognition of a tax-free financial noncurrent asset of EUR 43 million (at December 31, 2004: EUR 48 million).

Going forward, the full recognition of the deficit at January 1, 2004, will result in lower net period pension costs for 2004, as the deferred losses under SFAS 87 and SFAS 106 no longer have to be amortized. As a result of the improved pension funding situation at December 31, 2004, IFRS-based 2005 pension charges are expected to drop by some EUR 50 million, compared to 2004.

Included in the 2004 net income effect of IAS 19 is an after-tax gain of EUR 43 million for the settlements/curtailments as a consequence of the Catalysts divestment.

Other employee benefits
IAS 19 requires provisioning of long-term employee benefits, such as payments on the occasion of a service jubilee of an employee. This is not specifically required under NL GAAP, where costs for such benefits often are recognized on a pay-as-you-go basis. The required provision for other long-term benefits in accordance with IAS 19 amounts to EUR 13 million, which is EUR 8 million after taxes (at December 31, 2004: also EUR 13 million and EUR 8 million, respectively).

Revenues

General
Revenue under IFRS is defined as the revenue from the sale and delivery of goods and services and royalty income, net of rebates, discounts, and similar allowances, and net of sales tax. Revenue is recognized when the significant risks and rewards have been transferred to a third party.

IFRS-based reporting for 2004

The Company used to report royalty income under "Other results" in the statement of income. Under IFRS, royalty income is reclassified to "Revenues". Also proceeds for certain services rendered by the Company, which used to be deducted from cost lines in the statement of income, have now been reclassified to "Revenues".

Pfizer payment
In December 2003, the Company received an initial payment of EUR 88 million (EUR 70 million after taxes) from Pfizer for the codevelopment and comarketing agreement for asenapine. In accordance with the contract and the spirit thereof, this payment is a nonrefundable reimbursement of the expenses incurred by Akzo Nobel in prior years for the development of asenapine-related know-how so far. In accordance with NL GAAP, such payment was recognized as income immediately.

In accordance with IFRS revenue recognition rules, nonrefundable upfront fees are initially reported as deferred income and will be recognized as revenue based on the (expected) development costs over the remaining first part of the development period, currently anticipated to be from 2004 to 2007. At December 31, 2004 an amount was deferred of EUR 56 million (EUR 45 million after taxes).

This has the consequence that this payment which had already been recognized in 2003 NL GAAP income, is again recognized in IFRS revenues but now over the years 2004-2007.

Income taxes
As allowed under NL GAAP, the tax effect on the elimination of intercompany profit in inventories is based on the tax rate of the country of the company sending the goods, thus fully eliminating the intercompany sale in the statement of income. IFRS, however, prescribes that tax on such elimination is to be based on the tax rate of the country of the company receiving the goods.

As a consequence, the deferred tax asset related to intercompany profit has increased by EUR 76 million at January 1, 2004. At December 31, 2004, this amount was EUR 33 million. Going forward, the impact on earnings will be determined by the changes in levels of intercompany inventory in the various countries.

Furthermore, IFRS specifically prescribes that current and deferred tax assets and liabilities in countries which have separate tax rates for distributed and undistributed profits are measured at the tax rate applicable to undistributed profits. The income tax consequences of dividends are recognized when a liability to pay the dividend is recognized.

For NL GAAP in certain circumstances such current and deferred tax assets and liabilities can be measured at the tax rate applicable to distributed profits. The impact of this difference on the Company's accounts is limited.

IFRS-based reporting for 2004

Business combinations
Under NL GAAP, purchased goodwill is capitalized and amortized. IFRS 3 prescribes that purchased goodwill must be capitalized and not amortized, but tested for impairment annually.

Akzo Nobel has elected the transition option in IFRS 1 to apply IFRS 3 prospectively from the transition date. This option was chosen rather than to restate all previous business combinations. The impact of IFRS 3 and associated transitional arrangements on Akzo Nobel is as follows:

-   all prior business combination accounting is frozen at the transition date;
    and
- the value of goodwill is frozen at January 1, 2004, and amortization previously reported under NL GAAP for 2004 is removed for financial statements prepared under IFRS.

Provisions

Discounting
IFRS, in principle, prescribes discounting of all provisions, which is not always the case in NL GAAP. The impact of discounting of provisions thus far undiscounted at January 1, 2004, is a decrease in provisions of EUR 16 million, which is EUR 11 million after taxes. At December 31, 2004, these amounts were EUR 29 million and EUR 20 million, respectively.

Going forward, the interest accrued on discounted provisions will be recognized under financing charges. Under NL GAAP, such charges were included in operating income.

Restructuring provisions
In accordance with NL GAAP, restructuring provisions are recognized if the restructuring had been announced to the employees involved before the date of the financial statements. Under IFRS, a restructuring can only be recognized if this is announced before the balance sheet date.

Restructurings for which provisions amounted to EUR 9 million (EUR 6 million after taxes) were announced in January 2004. Therefore, these provisions do not qualify for recognition under IFRS in the balance sheet at January 1, 2004, but are recognized under IFRS in the first quarter of 2004. In the quarters of 2004, certain restructuring provisions reported under NL GAAP also do not meet the IFRS recognition criteria and are deferred for recognition in the next quarter. At December 31, 2004, all provisions qualified for recognition under IFRS.

Share-based payments
In accordance with NL GAAP, the Company recognized expenses related to stock options as a direct charge to shareholders' equity when the related payments were incurred.

In accordance with IFRS 2, the Company's stock option plans qualify as so-called cash-settled plans. As a consequence, the Company has to charge the fair value of the stock options against income (first spread over the vesting period and later over the remaining life of the options) and recognize a related liability in the balance sheet. This liability at January 1, 2004, amounted to EUR 11 million, which is EUR 8 million after taxes. At December 31, 2004, these amounts were EUR 16 million and EUR 10 million, respectively. The fair value has been calculated using the binomial options valuation model. The charge to income over the relevant option vesting periods is adjusted to reflect actual and expected levels of vesting.

IFRS-based reporting for 2004


Nonconsolidated companies
Valuation of the Company's interest in nonconsolidated companies is based as much as possible on IFRS, as adopted by Akzo Nobel. The impact of the difference between NL GAAP and IFRS for nonconsolidated companies on the Company's accounts is limited.

Jointly controlled companies
For interests in jointly controlled legally incorporated companies IFRS prescribes that they must be either proportionally consolidated or equity accounted as a nonconsolidated company. The chosen method has to be applied to all such interests. Under NL GAAP, the Company equity accounts most of the jointly controlled interests. However, the joint venture with Sanofi-Synthelabo (for the antithrombotic Arixtra (R)) has been proportionally consolidated.

Under IFRS, the Company has elected to equity account all jointly controlled interests. The impact of the deconsolidation in the January 1, 2004 balance sheet of the joint venture with Sanofi-Synthelabo is not significant and does not affect shareholders' equity or net income. Due to the change in setup in the first quarter of 2004, this joint venture ceased to exist and was replaced by a revenue arrangement, based on future sales from jointly developed antithrombotic products.

It should be noted that the cooperation with Pfizer for asenapine is not legally incorporated. As a consequence, this cooperation is proportionally consolidated for both NL GAAP and IFRS.

Nonrecurring items
In its NL GAAP statements, the Company separately reported so-called nonrecurring items. These relate to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately to give a better understanding of the underlying result for the period. These include items such as restructurings and impairment charges, significant gains and losses on the disposal of businesses, and costs related to major lawsuits and antitrust cases, not meeting the requirements for extraordinary items.

NL GAAP operating income before nonrecurring items is one of the key figures management uses to assess the performance of the Company, as these figures better reflect the underlying trends in the results of the activities.

IFRS does not allow this concept. Therefore, the Company will not report IFRS earnings figures excluding nonrecurring items. However, for a better understanding of the Company's earnings development, the most important elements of nonrecurring items will now be reported on a separate line within operating income in the statement of income.

IFRS-based reporting for 2004

Cumulative translation differences
The Company chose the option in IFRS 1 whereby cumulative translation differences in shareholders' equity are deemed to be zero at the date of transition. The negative NL GAAP balance of EUR 1,045 million at January 1, 2004, is deducted from "Other reserves", which therefore starts with a negative balance of EUR 414 million. However, as 2004 net income is higher than dividends paid during the year, the balance of "Other reserves" and "Undistributed profit" at December 31, 2004, shows a positive balance of EUR 193 million. It should be noted that if the Company would ever have negative "Other reserves", in principle, it will still be able to pay dividends but then from "Additional paid-in capital".

IFRS standards with a prospective impact

Financial instruments
IAS 39 and IAS 32 address recognition and measurement, and disclosure and presentation for financial instruments. The Company has opted to apply the transition provision of IFRS 1 to postpone the application of these standards until January 1, 2005.

Implementation of these standards will result in most financial assets being recognized at fair value and financial liabilities at amortized cost. Accounting for the movements in fair value is dependent on the designation of the relevant financial instrument; in principle such movements are to be recognized in the statement of income, unless hedge accounting can be applied.

The Company in principle will not apply hedge accounting for forward foreign currency contracts, except for certain significant contracts for future commitments and cash flows. For interest derivatives, petroleum options, futures for gas and electricity, and similar contracts the Company will apply hedge accounting.

Information on the impact of IAS 32 and 39 will be published together with the Report for the 1st Quarter of 2005 on April 19, 2005.

Emission rights
Starting in 2005, governments will grant CO2 emission allowances to certain companies.

IASB and IFRIC recently issued guidance on accounting for such allowances, which will have to be applied from 2006 onwards. The Company still has to decide whether it will adopt this standard earlier for the 2005 financial statements.


Arnhem, April 7, 2005                                   The Board of Management

IFRS-based reporting for 2004




R E C O N C I L I A T I O N   O F   S H A R E H O L D E R S '   E Q U I T Y   A T
J A N U A R Y   1 ,    2 0 0 4
----------------------------------------------------------------------------------------------------------------------------------
                                                              Capital and             Minimum                 Shareholders'
Millions of euros                                             reserves                pension  liability      equity
-------------------------------------------------------       -------------------    --------------------    ---------------------
                              NL GAAP shareholders' equity
                                      at December 31, 2003                  3,326                     (824)                  2,502
                Pensions and other postretirement benefits                 (1,299)                     824                    (475)
                     Deferred taxes on intercompany profit                     76                                               76
                                            Pfizer payment                    (70)                                             (70)
                                 Discounting of provisions                     11                                               11
                         Other long-term employee benefits                     (8)                                              (8)
                                      Share-based payments                     (8)                                              (8)
                                  Restructuring provisions                      6                                                6
                                                     Other                     12                                               12
                                                             --------------------     --------------------    --------------------
              IFRS shareholders' equity at January 1, 2004                  2,046                                            2,046
                                                             ====================     ====================    ====================

S H A R E H O L D E R S '   E Q U I T Y   A T   J A N U A R Y   1 ,   2 0 0 4
----------------------------------------------------------------------------------------------------
Millions of euros                                           IFRS                NL GAAP
----------------------------------------------------------  -----------------  ---------------------
                                  Subscribed share capital                572                    572
                                Additional paid-in capital              1,803                  1,803
                                        Statutory reserves                 85                     85
                        Cumulative translation differences                                    (1,045)
                   Other reserves and undistributed profit               (414)                 1,911
                                                            -----------------  ---------------------
                                      Capital and reserves              2,046                  3,326
                                 Minimum pension liability                                      (824)
                                                            -----------------  ---------------------
                                      Shareholders' equity              2,046                  2,502
                                                            =================  =====================

IFRS-based reporting for 2004


C O N D E N S E D   C O N S O L I D A T E D   B A L A N C E   S H E E T
A T   J A N U A R Y   1 ,   2 0 0 4
-----------------------------------------------------------------------------------------------------------------------------------
Millions of euros                                                                    IFRS                     NL GAAP
-------------------------------------------------------------------------            ------------------       ---------------------
                                                        Intangible assets                           424                         590
                                            Property, plant and equipment                         3,967                       3,967
                                                      Deferred tax assets                           923                         429
                         Deferred tax asset for minimum pension liability                                                       361
                                        Other financial noncurrent assets                           681                       1,076

                                                              Inventories                         2,119                       2,133
                                                              Receivables                         2,679                       2,671
                                                Cash and cash equivalents                           727                         727
                                                                                    -------------------       ---------------------
                                                                    Total                        11,520                      11,954
                                                                                    ===================       =====================

                                                     Capital and reserves                         2,046                       3,326
                                                Minimum pension liability                                                      (824)
                                                                                    -------------------       ---------------------
                                     Akzo Nobel N.V. shareholders' equity                         2,046                       2,502
                                                        Minority interest                           140                         140
                                                                                    -------------------       ---------------------
                                                                   Equity                         2,186                       2,642

                                                               Provisions                         3,863                       2,581
                                  Provision for minimum pension liability                                                     1,342
                                                          Deferred income                            88
                                                     Long-term borrowings                         2,717                       2,717
                                                    Short-term borrowings                           441                         441
                                                      Current liabilities                         2,225                       2,231
                                                                                    -------------------       ---------------------
                                                                    Total                        11,520                      11,954
                                                                                    ===================       =====================
                                                                  Gearing                          1.11                        0.92



IFRS-based reporting for 2004

I N V E S T E D   C A P I T A L   A T   J A N U A R Y   1 ,   2 0 0 4
------------------------------------------------------------------------------------------------
Millions of euros                                           IFRS                NL GAAP
----------------------------------------------------------  -----------------   ----------------
                                                    Pharma              2,555              2,506
                                                  Coatings              2,041              2,043
                                                 Chemicals              2,586              2,604
                                                     Other                994                964
                                                            -----------------   ----------------
                                                Akzo Nobel              8,176              8,117
                                                            =================   ================



R E C O N C I L I A T I O N   O F   F U L L   Y E A R   2 0 0 4   N E T
I N C O M E
-----------------------------------------------------------------------------
Millions of euros                                           Net income
----------------------------------------------------------  -----------------
                                        NL GAAP net income                856
                Pensions and other postretirement benefits                 95
                     Deferred taxes on intercompany profit                (43)
                                            Pfizer payment                 25
                      Termination of goodwill amortization                 19
                                 Discounting of provisions                  9
                                  Restructuring provisions                 (6)
                                      Share-based payments                 (3)
                         Other long-term employee benefits                  -
                                                     Other                 (7)
                                                           ------------------
                                           IFRS net income                945
                                                           ==================

IFRS-based reporting for 2004

C O N D E N S E D   C O N S O L I D A T E D   S T A T E M E N T   O F   I N C O M E
------------------------------------------------------------------------------------------------------------
Millions of euros                                                               January-December
------------------------------------------------------------------------------  ----------------------------
                                                                                IFRS            NL GAAP
                                                                                -------------   ------------
                                                                      Revenues         12,893         12,688
                                                               Operating costs        (11,558)       (11,499)
                                          Restructuring and impairment charges           (196)          (199)
                                                        Results on divestments            579            509
                                  Charges related to legal and antitrust cases           (191)          (199)
                                                                                -------------   ------------

                                                              Operating income          1,527          1,300
                                                             Financing charges           (144)          (123)
                                                                                -------------   ------------

                                       Operating income less financing charges          1,383          1,177
                                                                         Taxes           (412)          (298)
                                                                                -------------   ------------

                               Earnings of consolidated companies, after taxes            971            879
            Earnings from nonconsolidated companies (incl. nonrecurring items)             10             12
                                                                                -------------   ------------

                                             Earnings before minority interest            981            891
                                                             Minority interest            (36)           (35)
                                                                                -------------   ------------

                                                                    Net income            945            856
                                                                                =============   ============

                                                         Return on sales, in %           11.8           10.2
                                                             Interest coverage           10.6           10.6

                                                  Net income per share, in EUR
                                                                       - basic           3.31           3.00
                                                                     - diluted           3.30           2.99

                                                                        EBITDA          2,097          1,893

                                                                  Depreciation            542            540
                                                                  Amortization             28             53

IFRS-based reporting for 2004

R E C O N C I L I A T I O N   O F  S H A R E H O L D E R S '  E Q U I T Y   A T
D E C E M B E R   3 1 ,   2 0 0 4
-----------------------------------------------------------------------------------------------------------------------
                                                            Capital and         Minimum pension      Shareholders'
Millions of euros                                           reserves            liability            equity
----------------------------------------------------------  -----------------   ------------------   ------------------
                              NL GAAP shareholders' equity
                                      at December 31, 2004              3,795                 (759)               3,036
                Pensions and other postretirement benefits             (1,184)                 759                 (425)
                     Deferred taxes on intercompany profit                 33                                        33
                      Termination of goodwill amortization                 19                                        19
                                            Pfizer payment                (45)                                      (45)
                                 Discounting of provisions                 20                                        20
                         Other long-term employee benefits                 (8)                                       (8)
                                      Share-based payments                (10)                                      (10)
                                  Restructuring provisions                  -                                         -
                                                     Other                  6                                         6
                                                            -----------------   ------------------   ------------------
                                 IFRS shareholders' equity
                                      at December 31, 2004              2,626                                     2,626
                                                            =================   ==================   ==================


S H A R E H O L D E R S '   E Q U I T Y   A T   D E C E M B E R   3 1 ,   2 0 0 4
----------------------------------------------------------------------------------------------------
Millions of euros                                           IFRS                NL GAAP
----------------------------------------------------------  -----------------   --------------------
                                  Subscribed share capital                572                    572
                                Additional paid-in capital              1,803                  1,803
                                        Statutory reserves                 85                     85
                        Cumulative translation differences                (20)                (1,070)
                                            Other reserves               (759)                 1,635
                                     Undistributed profits                945                    770
                                                            -----------------   --------------------
                                      Capital and reserves              2,626                  3,795
                                 Minimum pension liability                                      (759)
                                                            -----------------   --------------------
                                      Shareholders' equity              2,626                  3,036
                                                            =================   ====================

IFRS-based reporting for 2004


C O N D E N S E D   C O N S O L I D A T E D   B A L A N C E   S H E E T
A T   D E C E M B E R   3 1 ,   2 0 0 4
--------------------------------------------------------------------------------------------------------------
Millions of euros                                                          IFRS               NL GAAP
-------------------------------------------------------------------------  ----------------   ----------------
                                                        Intangible assets               448                561
                                            Property, plant and equipment             3,535              3,535
                                                      Deferred tax assets               784                351
                         Deferred tax asset for minimum pension liability                                  354
                                        Other financial noncurrent assets               624              1,048

                                                              Inventories             1,978              1,978
                                                              Receivables             2,761              2,767
                                                Cash and cash equivalents             1,811              1,811
                                                                           ----------------  -----------------

                                                                    Total            11,941             12,405
                                                                           ================  =================


                                                     Capital and reserves             2,626              3,795
                                                Minimum pension liability                                 (759)
                                                                           ----------------  -----------------

                                     Akzo Nobel N.V. shareholders' equity             2,626              3,036
                                                        Minority interest               140                140
                                                                           ----------------  -----------------

                                                                   Equity             2,766              3,176

                                                               Provisions             3,608              2,479
                                  Provision for minimum pension liability                                1,240
                                                          Deferred income                56
                                                     Long-term borrowings             2,694              2,694
                                                    Short-term borrowings               258                258
                                                      Current liabilities             2,559              2,558
                                                                           ----------------  -----------------

                                                                    Total            11,941             12,405
                                                                           ================  =================

                                                                  Gearing              0.41               0.36


IFRS-based reporting for 2004

I N V E S T E D   C A P I T A L   A T   D E C E M B E R  3 1 ,   2 0 0 4
------------------------------------------------------------------------------------------------
Millions of euros                                           IFRS                NL GAAP
----------------------------------------------------------  -----------------   ----------------
                                                    Pharma              2,430              2,387
                                                  Coatings              2,067              2,057
                                                 Chemicals              2,047              2,043
                                                     Other                710                740
                                                            -----------------   ----------------
                                                Akzo Nobel              7,254              7,227
                                                            =================   ================


S T A T E M E N T   O F   C H A N G E S   I N   S H A R E H O L D E R S '
E Q U I T Y
------------------------------------------------------------------------------------------------
Millions of euros                                           IFRS                NL GAAP
----------------------------------------------------------  -----------------   ----------------
                   Shareholders' equity at January 1, 2004              2,046              2,502
                                                Net income                945                856
                                                  Dividend               (343)              (343)
              Changes related to minimum pension liability                                    65
                                      Share-based payments                 (2)                (2)
                              Delivery of purchased shares                  -                  -
        Changes in exchange rates in respect of affiliated
                                                 companies                (20)               (42)
                                                            -----------------   ----------------
                 Shareholders' equity at December 31, 2004              2,626              3,036
                                                            =================   ================


IFRS-based reporting 2004

C O N D E N S E D   C O N S O L I D A T E D   S T A T E M E N T   O F   C A S H   F L O W S
------------------------------------------------------------------------------------------------------------------
Millions of euros                                                January - December
------------------------------------------------------------     -------------------------------------------------
                                                                 IFRS                       NL GAAP
                                                                 ----------------------     ----------------------
                     Total earnings before minority interest          981                        891
                               Depreciation and amortization          570                        593
                                                                 --------                   --------
                                                   Cash flow        1,551                      1,484

                                  Pretax gain on divestments         (579)                      (509)
                                  Changes in working capital          164                        156
                                                 Impairments           74                         74
   Changes in provisions and deferred tax assets and accrued
                                       prepaid pension costs          (42)                        (1)
                Retained income of nonconsolidated companies           71                         71
                                               Other changes           (2)                        (2)
                                                                 --------                   --------

                             Net cash provided by operations                     1,237                       1,273

                                        Capital expenditures         (551)                      (551)
                          Expenditures for intangible assets          (28)                       (28)
                                                Acquisitions          (80)                       (80)
                                   Proceeds from divestments        1,036                      1,036
                       Investments nonconsolidated companies           11                        (29)
                                               Other changes            2                          6
                                                                 --------                   --------

                  Net cash generated by investing activities                       390                         354
                                              Dividends paid                      (366)                       (366)
                                                                               --------                   --------

                                               Funds balance                     1,261                       1,261

                      Net cash used for financing activities                      (169)                       (169)
Effect of exchange rate changes on cash and cash equivalents                        (8)                         (8)
                                                                               --------                   --------

                         Change in cash and cash equivalents                     1,084                       1,084
                                                                               ========                  =========

                                       15

IFRS-based reporting 2004



C O N D E N S E D   C O N S O L I D A T E D   S T A T E M E N T   O F   I N C O M E
------------------------------------------------------------------------------------------------------------------
Millions of euros                      1st quarter                2nd quarter                 3rd quarter
------------------------------------   -----------------------    ------------------------    ------------------------
                                       IFRS        NL GAAP        IFRS         NL GAAP        IFRS         NL GAAP
                                       ----------  -----------    ----------   -----------    ---------    -----------
                            Revenues      3,169          3,138        3,363          3,325        3,222          3,185
                     Operating costs     (2,844)        (2,846)      (2,992)        (2,990)      (2,857)        (2,856)
Restructuring and impairment charges        (69)           (61)         (34)           (64)         (68)           (42)
              Results on divestments                                      4              4          458*           458
        Charges related to legal and
                     antitrust cases                                    (50)           (50)         (58)           (58)
                                       ----------  -----------    ----------   -----------    ---------    -----------

                    Operating income        256            231          291            225          697            687
                   Financing charges        (38)           (32)         (40)           (36)         (33)           (27)
                                       ----------  -----------    ----------   -----------    ---------    -----------
     Operating income less financing
                             charges        218            199          251            189          664            660
                               Taxes        (83)           (64)         (87)           (61)        (144)          (129)
                                       ----------  -----------    ----------   -----------    ---------    -----------
 Earnings of consolidated companies,
                         after taxes        135            135          164            128          520            531
       Earnings from nonconsolidated
companies (incl. nonrecurring items)          6              6           (4)            (5)          (1)            (1)
                                       ----------  -----------    ----------   -----------    ---------    -----------

   Earnings before minority interest        141            141          160            123          519            530
                   Minority interest         (8)            (8)         (11)           (11)          (9)            (9)
                                       ----------  -----------    ----------   -----------    ---------    -----------

                          Net income        133            133          149            112          510            521
                                       ==========  ===========    ==========   ===========    =========    ===========

               Return on sales, in %        8.1            7.4          8.7            6.8         21.6           21.6
                   Interest coverage        6.7            7.2          7.3            6.3         21.1           25.4

        Net income per share, in EUR
                             - basic       0.47           0.47         0.52           0.39         1.78           1.82
                           - diluted       0.46           0.46         0.52           0.39         1.78           1.82

                              EBITDA        406            388          440            380          838            833
                        Depreciation        144            144          144            143          133            132
                        Amortization          6             13            5             12            8             14

* The impact of IAS 19 for pensions and other postretirement benefits on the results of divestments of Catalysts and Phosphorus Chemicals was determined in the fourth quarter of 2004.

IFRS-based reporting 2004

C O N D E N S E D   C O N S O L I D A T E D   S T A T E M E N T   O F   I N C O M E
------------------------------------------------------------------------------------------------------------------------
Millions of euros                        4th quarter                January-June                January-September
---------------------------------------  ------------------------   -------------------------   ------------------------
                                         IFRS        NL GAAP        IFRS         NL GAAP        IFRS        NL GAAP
                                         ---------   ------------   -----------  ------------   ---------   ------------
                               Revenues      3,139          3,040        6,532          6,463       9,754          9,648
                        Operating costs     (2,865)        (2,807)      (5,836)        (5,836)     (8,693)        (8,692)
   Restructuring and impairment charges        (25)           (32)        (103)          (125)       (171)          (167)
                 Results on divestments        117*            47            4              4         462            462
 Charges related to legal and antitrust
                                  cases        (83)           (91)         (50)           (50)       (108)          (108)
                                         ---------   ------------   ----------   ------------   ---------   ------------

                       Operating income        283            157          547            456       1,244          1,143
                      Financing charges        (33)           (28)         (78)           (68)       (111)           (95)
                                         ---------   ------------   ----------   ------------   ---------   ------------

Operating income less financing charges        250            129          469            388       1,133          1,048
                                  Taxes        (98)           (44)        (170)          (125)       (314)          (254)
                                         ---------   ------------   ----------   ------------   ---------   ------------
    Earnings of consolidated companies,
                            after taxes        152             85          299            263         819            794
          Earnings from nonconsolidated
   companies (incl. nonrecurring items)          9             12            2              1           1
                                         ---------   ------------   ----------   ------------   ---------   ------------

      Earnings before minority interest        161             97          301            264         820            794
                      Minority interest         (8)            (7)         (19)           (19)        (28)           (28)
                                         ---------   ------------   ----------   ------------   ---------   ------------

                             Net income        153             90          282            245         792            766
                                         =========   ============   ==========   ============   =========   ============

                  Return on sales, in %        9.0            5.2          8.4            7.1        12.8           11.8
                      Interest coverage        8.6            5.6          7.0            6.7        11.2           12.0

           Net income per share, in EUR
                                - basic       0.54           0.31         0.99           0.86        2.77           2.68
                              - diluted       0.53           0.31         0.98           0.85        2.76           2.67

                                 EBITDA        413            292          846            768       1,684          1,601
                           Depreciation        121            121          288            287         421            419
                           Amortization          9             14           11             25          19             39


* Includes the impact of IAS 19 for pensions and other postretirement benefits on the results of divestments of Catalysts and Phosphorus Chemicals.


S E G M E N T   R E P O R T I N G
-----------------------------------------------------------------------------------------------------------------------
Millions of euros                      1st quarter                2nd quarter                 3rd quarter
-------------------------------------  ------------------------   -------------------------   -------------------------
                                       IFRS        NL GAAP        IFRS         NL GAAP        IFRS         NL GAAP
                                       ----------  ------------   ----------   ------------   ----------   ------------
                             Revenues
                               Pharma        841            821          825            808          826            801
                             Coatings      1,238          1,231        1,405          1,397        1,388          1,381
                            Chemicals      1,121          1,118        1,152          1,147        1,037          1,033
                                Other        (31)           (32)         (19)           (27)         (29)           (30)
                                       ---------   ------------   ----------   ------------   ----------   ------------
                           Akzo Nobel      3,169          3,138        3,363          3,325        3,222          3,185
                                       =========   ============   ==========   ============   ==========   ============

                     Operating income
                               Pharma        154            150           71             49           84             69
                             Coatings         91             82          131            101          118            136
                            Chemicals        101             93           84             76          510            499
                                Other        (90)           (94)           5             (1)         (15)           (17)
                                       ---------   ------------   ----------   ------------   ----------   ------------
                           Akzo Nobel        256            231          291            225          697            687
                                       =========   ============   ==========   ============   ==========   ============

                    Invested capital,
                    at end of quarter
                               Pharma      2,708          2,633        2,707          2,638        2,536          2,484
                             Coatings      2,264          2,260        2,215          2,208        2,204          2,193
                            Chemicals      2,630          2,629        2,662          2,657        2,212          2,206
                                Other        820            798          894            863          868            811
                                       ---------   ------------   ----------   ------------   ----------   ------------
                           Akzo Nobel      8,422          8,320        8,478          8,366        7,820          7,694
                                       =========   ============   ==========   ============   ==========   ============

        Depreciation and amortization

                               Pharma         44             45           40             41           42             43
                             Coatings         31             34           32             35           30             33
                            Chemicals         72             75           76             78           67             68
                                Other          3              3            1              1            2              2
                                       ---------   ------------   ----------   ------------   ----------   ------------
                           Akzo Nobel        150            157          149            155          141            146
                                       =========   ============   ==========   ============   ==========   ============


IFRS-based reporting 2004

S E G M E N T   R E P O R T I N G
--------------------------------------------------------------------------------------------------------------
Millions of euros                                  4th quarter                  January-June
-------------------------------------------------  ---------------------------  ------------------------------
                                                   IFRS           NL GAAP       IFRS           NL GAAP
                                                   ------------   -----------   ------------   ---------------
                                         Revenues
                                           Pharma           909           816          1,666             1,629
                                         Coatings         1,247         1,240          2,643             2,628
                                        Chemicals         1,007         1,007          2,273             2,265
                                            Other           (24)          (23)           (50)              (59)
                                                   ------------   -----------   ------------   ---------------
                                       Akzo Nobel         3,139         3,040          6,532             6,463
                                                   ============   ===========   ============   ===============

                                 Operating income
                                           Pharma           146           130            225               199
                                         Coatings            56            41            222               183
                                        Chemicals           174            94            185               169
                                            Other           (93)         (108)           (85)              (95)
                                                   ------------   -----------   ------------   ---------------
                                       Akzo Nobel           283           157            547               456
                                                   ============   ===========   ============   ===============

                    Depreciation and amortization
                                           Pharma            39            39             84                86
                                         Coatings            30            33             63                69
                                        Chemicals            57            59            148               153
                                            Other             4             4              4                 4
                                                   ------------   -----------   ------------    --------------
                                       Akzo Nobel           130           135            299               312
                                                   ============   ===========   ============    ==============

IFRS-based reporting 2004

S E G M E N T   R E P O R T I N G
------------------------------------------------------------------------------------------------------------
Millions of euros                                  January-September            January-December
-------------------------------------------------  --------------------------   ----------------------------
                                                   IFRS           NL GAAP       IFRS           NL GAAP
                                                   ------------   -----------   ------------   -------------
                                         Revenues
                                           Pharma         2,492         2,430          3,401          3,246
                                         Coatings         4,031         4,009          5,278          5,249
                                        Chemicals         3,310         3,298          4,317          4,305
                                            Other           (79)          (89)          (103)          (112)
                                                   ------------   -----------   ------------   ------------
                                       Akzo Nobel         9,754         9,648         12,893         12,688
                                                   ============   ===========   ============   ============

                                 Operating income
                                           Pharma           309           268            455            398
                                         Coatings           340           319            396            360
                                        Chemicals           695           668            869            762
                                            Other          (100)         (112)          (193)          (220)
                                                   ------------   -----------   ------------   ------------
                                       Akzo Nobel         1,244         1,143          1,527          1,300
                                                   ============   ===========   ============   ============

                    Depreciation and amortization
                                           Pharma           126           129            165            168
                                         Coatings            93           102            123            135
                                        Chemicals           215           221            272            280
                                            Other             6             6             10             10
                                                   ------------   -----------   ------------   ------------
                                       Akzo Nobel           440           458            570            593
                                                   ============   ===========   ============  =============

IFRS-based reporting 2004

C O N D E N S E D   C O N S O L I D A T E D   B A L A N C E   S H E E T
-----------------------------------------------------------------------------------------------------------------------
Millions of euros;
at end of quarter                      1st quarter                2nd quarter                 3rd quarter
-------------------------------------  ------------------------   -------------------------   -------------------------
                                       IFRS        NL GAAP        IFRS         NL GAAP        IFRS         NL GAAP
                                       ---------   ------------   ----------   ------------   ----------   ------------
                    Intangible assets        439            598          443            595          453            598
        Property, plant and equipment      3,889          3,889        3,881          3,884        3,663          3,663
                  Deferred tax assets        934            419          906            401          915            423
       Deferred tax asset for minimum
                    pension liability                       371                         371                         364
    Other financial noncurrent assets        704          1,130          633          1,044          593            985

                          Inventories      2,181          2,181        2,186          2,186        2,100          2,100
                          Receivables      2,995          2,990        3,197          3,191        3,075          3,071
            Cash and cash equivalents        508            508          393            393        1,559          1,559
                                       ---------   ------------   ----------   ------------   ----------   ------------

                                Total     11,650         12,086       11,639         12,065       12,358         12,763
                                       =========   ============   ==========   ============   ==========   ============

                 Capital and reserves      2,258          3,549        2,142          3,392        2,626          3,877
            Minimum pension liability                      (853)                       (851)                       (834)
                                       ---------   ------------   ----------   ------------   ----------   ------------

 Akzo Nobel N.V. shareholders' equity      2,258          2,696        2,142          2,541        2,626          3,043
                    Minority interest        145            145          139            139          144            144
                                       ---------   ------------   ----------   ------------   ----------   ------------

                               Equity      2,403          2,841        2,281          2,680        2,770          3,187

                           Provisions      3,750          2,446        3,792          2,513        3,823          2,520
        Provision for minimum pension
                            liability                     1,382                       1,379                       1,356
                      Deferred income         80                          73                          65
                 Long-term borrowings      2,741          2,741        2,747          2,747        2,737          2,737
                Short-term borrowings        356            356          306            306          282            282
                  Current liabilities      2,320          2,320        2,440          2,440        2,681          2,681
                                       ---------   ------------   ----------   ------------   ----------   ------------

                                Total     11,650         12,086       11,639         12,065       12,358         12,763
                                       =========   ============   ==========   ============   ==========   ============

                              Gearing       1.08           0.91         1.17           0.99         0.53           0.46


IFRS-based reporting 2004











Safe Harbor Statement*
This unaudited report contains certain forward-looking statements which address such key issues as Akzo Nobel's future financial results following the transition from NL GAAP to IFRS, including, in particular, the expected impacts of such change on employee benefit and pension accounting, revenue recognition, the method of accounting for income taxes and business combinations, provisions, share-based payments, investments in nonconsolidated companies, nonrecurring items, translation differences and certain other prospective changes related to the transition from reporting in NL GAAP to reporting under IFRS. Such statements are subject to change and should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, changes in regulations or interpretations related to the implementation and reporting under IFRS, decisions to apply a different option of presentation permitted by IFRS, and various other factors related to the implementation of IFRS. For a more complete discussion of the risk factors affecting our business please refer to our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

The financial information presented contains details of the transitional adjustments required to present certain historical financial results of the Company under IFRS. Future presentation of this historical financial information may be in a different format or the figures presented could differ from those in this report. The transitional adjustments presented have been calculated on the basis of the specific facts of the transaction and should not be used as indicators of future adjustments between NL GAAP and IFRS that will be required, due to the risk and uncertainty surrounding events in the future. This report should not be used as a projection of future results or financial condition.

* Pursuant to the U.S. Private Securities Litigation Reform Act 1995.

Akzo Nobel N.V.
Velperweg 76
P.O. Box 9300
6800 SB Arnhem
The Netherlands
Tel.          + 31 26 366 4433
Fax           + 31 26 366 3250
E-mail        ACC@akzonobel.com
Internet      www.akzonobel.com